SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission File Number 0-50189

E.	Full title of the plan:

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan

F.	Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office:

CROWN HOLDINGS, INC.
ONE CROWN WAY
PHILADELPHIA, PA 19154-4599

INDEX

Page(s)

Signatures	3

Report of Independent Registered Public Accounting Firm	6

Audited Plan Financial Statements and Schedules in accordance with the Financial Reporting Requirements of ERISA	7 - 14

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Benefit Plans Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Crown Cork & Seal Company, Inc.
401 (k) Retirement Savings Plan

By:	/s/ Alfred J. Dermody
Alfred J. Dermody
Manager of Budget and Planning

Date: June 25, 2004

CROWN CORK & SEAL COMPANY, INC.

401(k) RETIREMENT SAVINGS PLAN

Financial Statements as of and for the years ended
December 31, 2003 and 2002

Additional information required for Form 5500
as of December 31, 2003

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
Table of Contents

Page(s)

Report of Independent Registered Public Accounting Firm	1

Basic Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2003 and 2002	3

Notes to Financial Statements	4 - 7

Additional Information *

Schedule I - Schedule of Assets (Held at End of Year)	8

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, PA

June 22, 2004

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
 Statements of Net Assets Available for Benefits

	As of December 31,
	2003		2002

Investments, at fair value
Registered investment companies:
American Century Equity Income Fund	$1,361,622		$1,384,289
INVESCO Dynamics Fund	60,445		24,140
T. Rowe Price Equity Income Fund	616,099		438,216
Vanguard 500 Index Fund	35,546,431	*	26,830,230	*
Vanguard Balanced Index Fund	8,546,734	*	6,728,695	*
Vanguard Explorer Fund	10,521,611	*	7,524,416	*
Vanguard Extended Market Fund	494,820		85,252
Vanguard International Growth Fund	4,181,854		3,083,394
Vanguard LifeStrategy Conservative Growth Fund	116,589		27,692
Vanguard LifeStrategy Growth Fund	318,885		42,026
Vanguard LifeStrategy Income Fund	430,813		216,931
Vanguard LifeStrategy Moderate Growth Fund	122,702		59,672
Vanguard Total Bond Market Index Fund	7,278,088	*	7,811,503	*

	69,596,693		54,256,456
Vanguard Retirement Savings Trust	52,770,007	*	55,109,074	*
Crown Holdings, Inc. Stock Fund	19,852,496	*	18,630,048	*

Participant Loans	2,072,893		2,108,427

Total investments	144,292,089		130,104,005

Receivables
Employer’s contributions	110,834		115,171
Participants’ contributions	445,590		452,904

Total receivables	556,424		568,075

Net assets available for benefits	$144,848,513		$130,672,080

*  Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
 Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2003	2002

Additions
Investment income:
Interest and dividend income, investments	$3,468,999	$4,140,224
Interest income, participant loans	136,684	224,093
Net appreciation in fair value of investments	15,367,957	2,351,380

	18,973,640	6,715,697

Contributions:
Employer	1,413,692	1,651,468
Participant	6,016,695	7,043,293

	7,430,387	8,694,761

Total additions	26,404,027	15,410,458

Deductions
Benefits paid to participants	12,212,946	15,022,705
Asset transfers out	-	11,194,596
Administrative expenses	14,648	7,550

Total deductions	12,227,594	26,224,851

Net increase / (decrease)	14,176,433	(10,814,393)

Net assets available for plan benefits:
Beginning of year	130,672,080	141,486,473

End of year	$144,848,513	$130,672,080

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
 Notes to Financial Statements

NOTE 1 — DESCRIPTION OF PLAN

The following description of the Crown Cork & Seal Company, Inc. 401 (k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a voluntary defined contribution plan. The purpose of the Plan is to provide a convenient method by which eligible employees of Crown Holdings, Inc. (the “Company”) may save regularly through salary deferrals and through Company matching contributions. Generally, employees are eligible to participate in the Plan upon date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the “Committee”). The Committee has appointed Vanguard Fiduciary Trust Company (“VFTC”) to assume both trustee and recordkeeping responsibilities.

During 2002, the Company sold Constar International Inc. As a result of this transaction, participant accounts of Constar employees were transferred out of the Plan on November 20, 2002 in the amount of $11,194,596.

Contributions

Generally, the Plan has two components: a participant salary deferral 401(k) component and a Company matching contribution component. For the Plan year ended December 31, 2002, the salary deferral 401(k) component of the Plan allowed before-tax employee contributions of 2% to 12% of annual compensation. Effective January 1, 2003, the plan allows before-tax employee contributions of 2% to 30%. Contribution amounts are subject to certain limitations, $12,000 in 2003 and $11,000 in 2002, as prescribed by law. The Company makes matching contributions equal to 50 percent of the employee’s contribution, from 3% up to 6% of compensation, depending on the employer company. Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested in accordance with participant investment directions.

Participant Accounts

Each participant’s account is credited with participant’s contribution and the participant’s allocation of the Company’s contribution, as described above. Plan earnings are allocated to the participant’s account based on participant’s account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution plus actual earnings thereon is based on years of continuous service. Generally, a participant is 100 percent vested after four years of credited service.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
 Notes to Financial Statements

Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant’s vested balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) participant loans. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with a prevailing commercial rate for a secured personal loan. Interest rates on loans outstanding as of December 31, 2003 range from 5.0% to 13.7%. Principal and interest is paid ratably through monthly payroll deductions. A participant may not have more than two outstanding loans at any one time.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or substantially equal periodic installments over a period equal to the life expectancy of the recipient or beneficiary. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. All distributions are paid in either cash or company stock at the participant’s election.

Forfeited Accounts

Total unallocated forfeitures, which will be used to reduce future employer contributions, were $21,585 and $29,706 at December 31, 2003 and 2002, respectively. Forfeitures used to offset employer contributions in 2003 and 2002 totaled $30,000 and $50,000, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 2 — SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
 Notes to Financial Statements

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Units of Vanguard Retirement Savings Trust are valued at net asset value at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

NOTE 3 — INVESTMENTS

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	Year Ended December 31,

	2003	2002

Registered investment companies	$13,024,830	$(14,166,330)
Common stock	2,343,127	16,517,710

Net appreciation in fair value of investments	$15,367,957	$2,351,380

NOTE 4 — RELATED PARTY TRANSACTIONS

The Plan invests in shares of registered investment companies and common/collective trusts managed by affiliates of VFTC. VFTC acts as trustee for investments of the Plan. The Plan also invests in shares of the Company’s stock through the Crown Holdings, Inc. Stock Fund. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
 Notes to Financial Statements

NOTE 5 — PLAN EXPENSES

All recordkeeping expenses for the administration of the Plan, with the exception of certain miscellaneous fees, are paid by the Company.

NOTE 6 — TAX STATUS

The Internal Revenue Service determined and informed the Company by letter dated February 11, 2003 that the Plan was qualified under Internal Revenue Code (“IRC”) Section 401(a). The Plan has been amended since receiving the determination letter. However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Additional Information

Required for Form 5500

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
 Schedule of Assets (Held at End of Year)
As of December 31, 2003

Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan, EIN 23-1526444

Form 5500, Schedule H, Part IV, Line i:

	Identity of Participant-Directed Issues	Investment Type	Current Value

	American Century Equity Income Fund	Registered Investment Company	$1,361,622
	INVESCO Dynamics Fund	Registered Investment Company	60,445
	T. Rowe Price Equity Income Fund	Registered Investment Company	616,099
*	Vanguard 500 Index Fund	Registered Investment Company	35,546,431
*	Vanguard Balanced Index Fund	Registered Investment Company	8,546,734
*	Vanguard Explorer Fund	Registered Investment Company	10,521,611
*	Vanguard Extended Market Index Fund	Registered Investment Company	494,820
*	Vanguard International Growth Fund	Registered Investment Company	4,181,854
*	Vanguard LifeStrategy Conservative Growth Fund	Registered Investment Company	116,589
*	Vanguard LifeStrategy Growth Fund	Registered Investment Company	318,885
*	Vanguard LifeStrategy Income Fund	Registered Investment Company	430,813
*	Vanguard LifeStrategy Moderate Growth Fund	Registered Investment Company	122,702
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	7,278,088
*	Vanguard Retirement Savings Trust	Common / Collective Trust	52,770,007
*	Crown Holdings, Inc. Stock Fund	Common Stock Fund	19,852,496
*	Participant Loans	Participant Loans (5.0% - 13.7%)	2,072,893

Total Assets (Held at End of Year)			$144,292,089

*   Party in Interest